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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                    FORM 6-K

          REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934
                           FOR THE MONTH OF JULY 2000

                          COMMISSION FILE NO. 333-8880

                       SATELITES MEXICANOS, S.A. DE C.V.
                         BLVD. M. AVILA CAMACHO NO. 40
                           COL. LOMAS DE CHAPULTEPEC
                               11000 MEXICO, D.F.
                                     MEXICO
                                 (525) 201-0800

     The registrant files its annual report on Form 20-F.

     The registrant is not furnishing the information contained in this form to the Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934.

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

                       SATELITES MEXICANOS, S.A. de C.V.

                             FINANCIAL INFORMATION

                                     INDEX

                                                              PAGE
                                                              ----
Financial Statements (Unaudited):
  Condensed Balance Sheets as of June 30, 2000 and December
     31, 1999...............................................    2
  Condensed Statements of Operations for the three and six
     months ended June 30, 2000 and 1999....................    3
  Condensed Statements of Cash Flows for the six months
     ended June 30, 2000 and 1999...........................    4
  Notes to Unaudited Condensed Financial Statements.........    5
Management's Discussion and Analysis of Results of
  Operations and Financial Condition........................    8

                       SATELITES MEXICANOS, S.A. DE C.V.
        (SUBSIDIARY OF SERVICIOS CORPORATIVOS SATELITALES, S.A. DE C.V.)

                            CONDENSED BALANCE SHEETS
                    (Amounts in thousands of U.S. dollars )

                                                               JUNE 30,      DECEMBER 31,
                                                                 2000            1999
                                                              -----------    ------------
                                                              (UNAUDITED)       (NOTE)
                                 ASSETS
Current assets:
  Cash and cash equivalents.................................  $   13,352      $    6,450
  Accounts receivable, net..................................       4,662           7,341
  Due from related parties..................................       2,360           2,889
  Prepaid insurance.........................................       7,911          13,069
                                                              ----------      ----------
          Total current assets..............................      28,285          29,749
Satellites and equipment, net...............................     478,093         501,174
Concessions, net............................................     482,879         489,331
Prepaid insurance, noncurrent...............................       8,323          10,031
Deferred financing costs, net...............................       9,028           9,368
Other assets................................................         454             460
Deferred income taxes.......................................       3,195           1,621
                                                              ----------      ----------
          Total assets......................................  $1,010,257      $1,041,734
                                                              ==========      ==========
                  LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current maturities of long-term debt......................  $    1,000      $    1,000
  Accounts payable..........................................       5,380           3,341
  Accrued expenses..........................................       2,851           3,480
  Interest payable..........................................      13,643          13,500
  Deferred income taxes.....................................       1,007           3,387
  Due to related parties....................................       4,928           2,277
                                                              ----------      ----------
          Total current liabilities.........................      28,809          26,985
Deferred revenue -- customers...............................       5,916           7,878
Deferred revenue -- Mexican government......................      82,235          83,335
Long-term debt..............................................     571,500         587,000
                                                              ----------      ----------
          Total liabilities.................................     688,460         705,198
                                                              ----------      ----------
Commitments and contingencies (Note 5)

Stockholders' equity:
  Common stock..............................................     381,287         380,533
  Preferred stock...........................................      31,886          31,886
  Accumulated deficit.......................................     (91,376)        (75,883)
                                                              ----------      ----------
          Total stockholders' equity........................     321,797         336,536
                                                              ----------      ----------
          Total liabilities and stockholders' equity........  $1,010,257      $1,041,734
                                                              ==========      ==========

---------------
Note: The December 31, 1999 balance sheet has been derived from the audited financial statements at that date.

             See notes to unaudited condensed financial statements.

                       SATELITES MEXICANOS, S.A. DE C. V.
        (SUBSIDIARY OF SERVICIOS CORPORATIVOS SATELITALES, S.A. DE C.V.)

                       CONDENSED STATEMENTS OF OPERATIONS
                     (Amounts in thousands of U.S. dollars)
                                  (Unaudited)

                                                   THREE MONTHS ENDED       SIX MONTHS ENDED
                                                        JUNE 30,                JUNE 30,
                                                  --------------------    --------------------
                                                    2000        1999        2000        1999
                                                  --------    --------    --------    --------
Revenue:
  Service revenue...............................  $ 33,938    $ 25,034    $ 66,253    $ 53,011
  Sales-type lease..............................                17,000                  17,000
                                                  --------    --------    --------    --------
                                                    33,938      42,034      66,253      70,011
                                                  --------    --------    --------    --------
Operating expenses:
  Cost of transponders under sales-type lease...                 9,543                   9,543
  Satellite operations..........................     4,926       4,432       9,575       8,639
  Selling and administrative expenses...........     4,986       5,388       9,974       7,441
  License and management fees...................     1,191         337       2,217         731
  Depreciation expense and amortization of
     concessions................................    15,424      16,229      30,794      30,401
                                                  --------    --------    --------    --------
                                                    26,527      35,929      52,560      56,755
                                                  --------    --------    --------    --------
Operating income................................     7,411       6,105      13,693      13,256
Interest expense and amortization of deferred
  financing costs...............................   (15,977)    (16,110)    (32,377)    (31,978)
Net foreign exchange gain (loss)................       (27)        (29)         (9)         16
                                                  --------    --------    --------    --------
Loss before income taxes........................    (8,593)    (10,034)    (18,693)    (18,706)
Deferred income tax benefit.....................     6,956       2,070       3,954       2,245
                                                  --------    --------    --------    --------
Net loss........................................    (1,637)     (7,964)    (14,739)    (16,461)
Preferred stock dividend requirement............      (377)       (377)       (754)       (377)
                                                  --------    --------    --------    --------
Net loss applicable to common stockholders......  $ (2,014)   $ (8,341)   $(15,493)   $(16,838)
                                                  ========    ========    ========    ========

             See notes to unaudited condensed financial statements.

                       SATELITES MEXICANOS, S.A. DE C.V.
        (SUBSIDIARY OF SERVICIOS CORPORATIVOS SATELITALES, S.A. DE C.V.)

                       CONDENSED STATEMENTS OF CASH FLOWS
                     (Amounts in thousands of U.S. dollars)
                                  (Unaudited)

                                                                SIX MONTHS ENDED
                                                                    JUNE 30,
                                                              --------------------
                                                                2000        1999
                                                              --------    --------
OPERATING ACTIVITIES
Net loss....................................................  $(14,739)   $(16,461)
Non-cash items:
  Depreciation expense and amortization of concessions......    30,794      30,401
  Amortization of deferred financing costs..................     1,070       2,178
  Cost of transponders under sales-type lease...............                 9,543
  Deferred revenue -- customers.............................    (1,962)
  Deferred revenue -- Mexican Government....................    (1,100)     (1,100)
  Deferred income taxes.....................................    (3,954)     (2,245)
Changes in assets and liabilities:
  Accounts receivable.......................................     2,679      (1,203)
  Prepaid insurance.........................................     6,866       6,980
  Accounts payable and accrued expenses.....................     1,410     (18,598)
  Interest payable..........................................       143        (340)
  Due from/to related parties...............................     3,180     (17,666)
  Deferred revenue -- customers.............................                 5,959
  Deferred financing costs and other assets.................      (773)       (231)
                                                              --------    --------
Cash flow provided by (used in) operating activities........    23,614      (2,783)
                                                              --------    --------
INVESTING ACTIVITIES
Acquisition of satellites and equipment.....................    (1,212)     (2,996)
                                                              --------    --------
Cash flow used in investing activities......................    (1,212)     (2,996)
                                                              --------    --------
FINANCING ACTIVITIES
Repayment of senior secured notes...........................      (500)    (35,500)
Repayment of revolving credit borrowings....................   (15,000)
Interest reserve account....................................                 9,765
Capital contributions.......................................                31,886
                                                              --------    --------
Cash flow (used in) provided by financing activities........   (15,500)      6,151
                                                              --------    --------
Increase in cash and cash equivalents.......................     6,902         372
Cash and cash equivalents -- beginning of period............     6,450      11,883
                                                              --------    --------
Cash and cash equivalents -- end of period..................  $ 13,352    $ 12,255
                                                              ========    ========
SUPPLEMENTAL DISCLOSURE
Interest paid...............................................  $ 30,319    $ 31,136
                                                              ========    ========

             See notes to unaudited condensed financial statements.

                       SATELITES MEXICANOS, S.A. DE C.V.
        (SUBSIDIARY OF SERVICIOS CORPORATIVOS SATELITALES, S.A. DE C.V.)

               NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
                           (Amounts in U.S. dollars)

1.  THE COMPANY

     Satelites Mexicanos, S.A. de C.V. ("Satmex" or the "Company") owns and operates three geosynchronous communications satellites, Solidaridad 1, Solidaridad 2 and Satmex 5. Satmex also owns another satellite, Morelos 2, which is in an inclined orbit. Satmex operates in one segment and is the leading provider of fixed satellite services to broadcasting and telecommunications customers in Mexico. Satmex has landing rights to provide broadcasting and telecommunications transmission capacity in Mexico, the United States, Canada and 23 nations and territories in the Latin American region.

2.  BASIS OF PRESENTATION

     The accompanying unaudited condensed financial statements have been prepared pursuant to the rules of the Securities and Exchange Commission ("SEC") and, in the opinion of the Company, include all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of results of operations, financial position and cash flows. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed as permitted pursuant to such SEC rules. The Company believes that the disclosures made are adequate to keep the information presented from being misleading. The results of operations for the three and six months ended June 30, 2000, are not necessarily indicative of the results to be expected for the year. It is suggested that these financial statements be read in conjunction with the audited financial statements and notes thereto of the Company as of December 31, 1999.

3.  ACCOUNTS RECEIVABLE

                                                              JUNE 30,     DECEMBER 31,
                                                                2000           1999
                                                              ---------    ------------
                                                                   (IN THOUSANDS)
Customers...................................................   $ 5,403        $3,870
Value added tax recoverable.................................                   3,139
Other.......................................................       374         1,174
Allowance for uncollectible accounts........................    (1,115)         (842)
                                                               -------        ------
                                                               $ 4,662        $7,341
                                                               =======        ======

4.  SATELLITES AND EQUIPMENT

                                                              JUNE 30,     DECEMBER 31,
                                                                2000           1999
                                                              ---------    ------------
                                                                   (IN THOUSANDS)
Satellites..................................................  $ 561,362      $561,362
Equipment...................................................     24,404        22,059
Furniture and fixtures......................................      4,768         4,394
Leasehold improvements......................................      2,763         2,008
Construction in process.....................................      1,199         3,461
                                                              ---------      --------
                                                                594,496       593,284
Accumulated depreciation....................................   (116,403)      (92,110)
                                                              ---------      --------
                                                              $ 478,093      $501,174
                                                              =========      ========

                       SATELITES MEXICANOS, S.A. DE C.V.
        (SUBSIDIARY OF SERVICIOS CORPORATIVOS SATELITALES, S.A. DE C.V.)

         NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS--(CONTINUED)

5.  BALANCES AND TRANSACTIONS WITH RELATED PARTIES

                                                              JUNE 30,    DECEMBER 31,
                                                                2000          1999
                                                              --------    ------------
                                                                   (IN THOUSANDS)
AMOUNTS RECEIVABLE:
  Holdings..................................................   $  129        $  112
  Servicios.................................................      152           145
  Principia.................................................      495           470
  Loral.....................................................       60           335
  Mexican government agencies...............................    1,524         1,827
                                                               ------        ------
                                                               $2,360        $2,889
                                                               ======        ======
AMOUNTS PAYABLE:
  Loral.....................................................   $2,472        $1,501
  Holdings..................................................    2,208           679
  Principia.................................................      248            97
                                                               ------        ------
                                                               $4,928        $2,277
                                                               ======        ======

  Revenue

     In June 1999, Loral Skynet entered into an end-of-life lease agreement with Satmex for the use of two Ku-band transponders on Satmex 5. The agreement provided for an up-front payment of $8.5 million for each transponder. The cost of each transponder was approximately $4.8 million. At June 30, 1999, Satmex has accounted for this transaction as a sales-type lease and, accordingly, recorded revenue of $17.0 million and an operating expense of $9.5 million for the cost of the transponders.

     In addition, other revenue from related parties, principally the Mexican government, was $5.7 million and $4.3 million for the six months ended June 30, 2000 and 1999, respectively.

  Management fee

     Loral and Principia are responsible for managing the Company. Loral and Principia receive a management fee, based on a sliding scale, up to a maximum of 3.75% of the Company's quarterly gross revenue, as defined. For the six months ended June 30, 2000 and 1999 the management fee was $1.3 million and $6,000, respectively.

  License fee

     Loral has licensed certain intellectual property to the Company for an annual fee of 1.5% of the Company's gross revenue, as defined. Fees for the six months ended June 30, 2000 and 1999 were $941,000 and $725,000, respectively.

  Rent

     The equipment in the satellite control centers is owned by the Company, while the buildings and land that house these centers are property of the Mexican government. The Company pays rent to the Mexican government for the use of the buildings and land. The rent expense under this agreement was $150,000 and $122,000 for the six months ended June 30, 2000 and 1999, respectively.

                       SATELITES MEXICANOS, S.A. DE C.V.
        (SUBSIDIARY OF SERVICIOS CORPORATIVOS SATELITALES, S.A. DE C.V.)

         NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS--(CONTINUED)

  Service companies

     Satmex uses external services from affiliated companies to perform its activities. Satmex pays these companies for the actual personnel costs incurred plus a fee equal to 5% of the gross payroll and benefits, excluding payroll taxes. For the six months ended June 30, 2000 this fee was $404,000.

  Guarantee arrangements

     In connection with the loan agreements certain related parties have provided and continue to provide guarantees on behalf of the Company.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
                       OPERATIONS AND FINANCIAL CONDITION

     Except for the historical information contained herein, the matters discussed in the following Management's Discussion and Analysis of Results of Operations and Financial Condition of Satelites Mexicanos, S.A. de C.V. ("Satmex" or the "Company") are not historical facts, but are "forward-looking statements," as that term is defined in the Private Securities Litigation Reform Act of 1995. In addition, the Company or its representatives have made and may continue to make forward-looking statements, orally or in writing, in other contexts, such as in reports filed with the SEC, press releases or statements made with the approval of an authorized executive officer of the Company. These forward-looking statements can be identified by the use of forward-looking terminology such as "believes," "expects," "plans," "may," "will," "would," "could," "should," "anticipates," "estimates," "projects," "intend," or "outlook" or the negative of these words or other variations of these words or other comparable words, or by discussion of strategy that involve risks and uncertainties. These forward-looking statements are only predictions, and actual events or results may differ materially as a result of a wide variety of factors and conditions, many of which are beyond the Company's control. Some of these factors and conditions include: the Company is highly leveraged; partial or total failure of the Company's in-orbit satellites; the Company's reliance on certain customers; the Company's operations are located in Mexico; competition in the Company's industry; and the Company's concessions may be revoked under certain circumstances. For a detailed discussion of these factors and conditions, please refer to the periodic reports filed by the Company with the SEC. In addition, the Company operates in an industry sector where securities values may be volatile and may be influenced by economic and other factors beyond the Company's control.

     The following should be read in conjunction with the financial statements of the Company for the three and six months ended June 30, 2000 and 1999.

OVERVIEW

     Satmex owns and operates three geosynchronous communications satellites, Solidaridad 1, Solidaridad 2 and Satmex 5. Satmex also owns another satellite, Morelos 2, which is in an inclined orbit. Satmex operates in one segment and is the leading provider of fixed satellite services to broadcasting and telecommunications customers in Mexico. Satmex has landing rights to provide broadcasting and telecommunications transmission capacity in Mexico, the United States, Canada and 23 nations and territories in the Latin American region.

     In June 1999, Loral Skynet entered into an end-of-life lease agreement with Satmex for the use of two Ku-band transponders on Satmex 5. The agreement provided for an up-front payment of $8.5 million for each transponder. The cost of each transponder was approximately $4.8 million. At June 30, 1999, Satmex has accounted for this transaction as a sales-type lease and, accordingly, recorded revenue of $17.0 million and an operating expense of $9.5 million for the cost of the transponders.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED JUNE 30, 2000 COMPARED TO JUNE 30, 1999

  Revenue

     Service revenue for the second quarter of 2000 increased $8.9 million to $33.9 million, from $25.0 million for the second quarter of 1999, primarily due to higher utilization on Satmex 5. Revenue for the quarter ended June 30, 1999 included $17.0 million related to the lease with Loral Skynet which was accounted for as a sales-type lease.

  Operating expenses

     Operating expenses were $26.5 million for the quarter ended June 30, 2000, as compared to $26.4 million, excluding the cost of the transponders related to the lease with Loral Skynet, for the quarter ended June 30, 1999, as described below.

     Satellite operations. Satellite operations, which consists primarily of satellite insurance and the personnel costs related to the operation of the satellites, was $4.9 million for the quarter ended June 30, 2000, as compared to $4.4 million for the quarter ended June 30, 1999. The increase is primarily due to salary increases for engineering and operations personnel effective in the third quarter of 1999.

     Selling and administrative expenses. Selling and administrative expenses for the quarter ended June 30, 2000 decreased $400,000 to $5.0 million, from $5.4 million for the quarter ended June 30, 1999.

     License and management fees. Loral and Principia are responsible for managing the Company. Loral and Principia receive a management fee, based on a sliding scale, up to a maximum of 3.75% of the Company's quarterly gross revenue, as defined. Also, Loral has licensed certain intellectual property to the Company for an annual fee of 1.5% of the Company's gross revenue, as defined. Fees for the three months ended June 30, 2000 and 1999 were $1.2 million and $337,000, respectively. License and management fees increased due to the Company's increased revenue.

     Depreciation and amortization. Depreciation expense for the quarter was $12.2 million as compared to $12.9 million during 1999. Amortization expense relating to the concessions amounted to $3.3 million during each quarter.

  Interest

     The Company's average outstanding debt decreased from 1999 to 2000; however, total interest cost remained constant at approximately $16 million due to higher interest rates on the Company's variable rate debt.

  Net foreign exchange gain (loss)

     During each quarter the peso remained stable against the dollar.

  Deferred income tax benefit

     Income tax is determined following interperiod allocation procedures under the liability method. Under this method, deferred income taxes are recognized for the estimated future tax effect of temporary differences between the carrying amount of assets and liabilities for financial and income tax reporting, as well as tax loss and tax credit carryforwards. The Company recorded a deferred income tax benefit of $7.0 million in 2000 as compared to a benefit of $2.0 million for 1999.

  Preferred stock dividend requirement

     The preferred stock dividend requirement in each quarter, of $377,000, relates to the value of the stock dividend issuable on the 606,730 shares of preferred stock issued in March 1999.

RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2000 COMPARED TO JUNE 30, 1999

  Revenue

     Service revenue for the six months ended June 30, 2000 increased $13.3 million to $66.3 million, from $53.0 million for 1999, primarily due to higher utilization on Satmex 5. Revenue for the six months ended June 30, 1999 included $17.0 million related to the lease with Loral Skynet, which was accounted for as a sales-type lease.

  Operating expenses

     Operating expenses were to $52.6 million for six months ended June 30, 2000, as compared to $47.2 million, excluding the cost of the transponders related to the lease with Loral Skynet, for the six months ended June 30, 1999, as described below.

     Satellite operations. Satellite operations, which consists primarily of satellite insurance and the personnel costs related to the operation of the satellites, was $9.6 million for 2000, as compared to $8.6 million for 1999. The increase is primarily due to the in-orbit insurance expense for Satmex 5 and salary increases for engineering and operations personnel effective in the third quarter of 1999.

     Selling and administrative expenses. Selling and administrative expenses for 2000 were $10.0 million, as compared to $7.4 million for 1999. The increase is primarily due to salaries and benefits associated with the hiring of additional personnel, incentive compensation expense and increased professional fees.

     License and management fees. Loral and Principia are responsible for managing the Company. Loral and Principia receive a management fee, based on a sliding scale, up to a maximum of 3.75% of the Company's quarterly gross revenue, as deferred. Also, Loral has licensed certain intellectual property to the Company for an annual fee of 1.5% of the Company's gross revenue, as defined. Fees for the six months ended June 30, 2000 and 1999 were $2.2 million and $731,000, respectively. License and management fees increased due to the Company's increased revenue.

     Depreciation and amortization. Depreciation expense for 2000 was $24.3 million as compared to $23.9 million for 1999. Amortization expense relating to the concessions amounted to $6.5 million during each period.

  Interest

     Total interest cost was $32.4 million in 2000 as compared to $33.6 million (before deducting $1.6 million of capitalized interest related to the construction and launch of Satmex 5) for 1999. Total interest cost decreased due to lower average outstanding debt during 2000, partially offset by higher interest rates on the Company's variable rate debt.

  Net foreign exchange gain (loss)

     The peso remained stable against the dollar in each period.

  Deferred income tax benefit

     Income tax is determined following interperiod allocation procedures under the liability method. Under this method, deferred income taxes are recognized for the estimated future tax effect of temporary difference between the carrying amount of assets and liabilities for financial and income tax reporting, as well as tax loss and tax credit carryforwards. The Company recorded a deferred income tax benefit of $4.0 million in 2000 as compared to a benefit of $2.2 million in 1999.

  Preferred stock dividend requirement

     The preferred stock dividend requirement of $754,000 in 2000 and $377,000 in 1999 relates to the value of the stock dividend issuable on the 606,730 shares of preferred stock issued in March 1999.

CAPITAL EXPENDITURES

     Substantially all capital expenditures are denominated in U.S. dollars. Capital expenditures were $1.2 million for the six months ended June 30, 2000, as compared to $3.0 million, including capitalized interest of $1.6 million, for the six months ended June 30, 1999.

LIQUIDITY AND CAPITAL RESOURCES

     At June 30, 2000, the Company had total debt of $572.5 million, and the Company was in compliance with all covenants governing its debt agreements. The Company's primary source of liquidity for working capital purposes is cash flow from operations. At June 30, 2000, the Company had cash and cash equivalents of $13.4 million. In February 2000, the Company amended certain financial covenants in its debt agreements. In connection with these amendments, the Company paid a consent fee to approving lenders and debtholders and agreed to increase the applicable interest rates on the debt by up to 0.75%. The Company believes that its cash flow from operations and the availability of its revolving credit facility will be adequate to service its interest and debt repayment requirements and ensure compliance with the covenants of its debt agreements.

     Cash used and provided. Net cash provided by operating activities for the six months ended June 30, 2000 of $23.6 million, consisted primarily of $10.1 million of funds generated by earnings before non-cash items and decreases in accounts receivable of $2.7 million, and prepaid insurance of $6.9 million, a net increase in amounts due from/to related parties of $3.2 million and an increase in accounts payable and accrued expenses of $1.4 million, offset by an increase in deferred financing costs and other assets of $773,000.

     Cash used in investing activities for the first six months of 2000 was $1.2 million for capital expenditures.

     Cash used in financing activities for the first six months of 2000 was $15.5 million and, comprised a $15.0 million repayment of outstanding borrowings under the Company's revolving credit facility and $500,000 for the scheduled repayment of the Company's senior secured notes.

OTHER MATTERS

     Accounting Pronouncements. In June 1998, the Financing Accounting Standards Board issued Statement No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), which requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. The Company has not yet determined the impact that adoption of SFAS 133 will have on its earnings or financial position. The Company is required to adopt SFAS 133, as amended, on January 1, 2001.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                        SATELITES MEXICANOS, S.A. de C.V.

                                        By: Cynthia Pelini
                                           -------------------------------------
                                           Cynthia Pelini
                                           Chief Financial Officer

Date: July 25, 2000